Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.ie

Fax: Banking +353 1 6618408/6616753
Fax: Treasury +353 1 6162467/6769818
Fax: Personnel +353 1 6611852

02 APR 23 AM 11:18

02028595

ANGLO IRISH BANK

22 October 2001

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

SUPPL

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

R. Murphy

Encl.

dw 4/23

STOCK EXCHANGE

DATE	ANNOUNCEMENT
14 August 2001	Dealing by Director
14 August 2001	Dealing by Directors (5)
27 August 2001	Notification of Substantial Holding
30 August 2001	Dealing by Director
7 September 2001	Six Month Block Listing Return
15 October 2001	Application to Listing - 5,000,000 new shares

COMPANIES REGISTRATION OFFICE

13 August 2001	Form B5 – Return of Allotments/Companies Capital Duty 2,132,000 new shares.
11 September 2001	Form B5 – Return of Allotments/Companies Capital Duty 82,000 new shares.

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 661881

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director PATRICK WRIGHT	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PATRICK WRIGHT	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. SHARE PURCHASE	
7. Number of shares/amount of stock acquired 10,000	8. Percentage of issued class 0.0033 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security ORDINARY EURO 0.32	12. Price per share € 3.78	13. Date of transaction 13 AUGUST 2001	14. Date company informed 14 AUGUST 2001
15. Total holding following this notification CHASE NOMINEES LTD 120,954 RUSSELL NOMINEES LTD 12,750 PATRICK WRIGHT 10,000 143,704		16. Total percentage holding of issued class following this notification 0.047 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 14 AUGUST 2001	R. MURPHY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 705977

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director WILLIAM ANTHONY MCATEER
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WILLIAM ANTHONY MCATEER
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. SHARES ISSUED ON EXERCISE OF OPTION

7. Number of shares/amount of stock acquired 200,000	8. Percentage of issued class 0.066 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security Ordinary €0.32	12. Price per share IR0.64p	13. Date of transaction 13 AUGUST 2001	14. Date company informed 13 AUGUST 2001

15. Total holding following this notification 660,645	16. Total percentage holding of issued class following this notification 0.22 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 14 AUGUST 2001

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 705977

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director WILLIAM RICHARD BARRETT
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WILLIAM RICHARD BARRETT
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary. SHARES ISSUED ON EXERCISE OF OPTION

7. Number of shares/amount of stock acquired 475,000	8. Percentage of issued class 0.156 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security 200,000 Ordinary €0.32 275,000 Ordinary €0.32	12. Price per share IR0.64p IR0.86p	13. Date of transaction 13 AUGUST 2001	14. Date company informed 13 AUGUST 2001

15. Total holding following this notification 749,046	16. Total percentage holding of issued class following this notification 0.25 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 14 AUGUST 2001

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/ 8965/ 8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/ 1639/ 1972/ 3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 705977

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director SEAN PATRICK FITZPATRICK	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) SEAN PATRICK FITZPATRICK	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary. SHARES ISSUED ON EXERCISE OF OPTION	
7. Number of shares/amount of stock acquired 425,000	8. Percentage of issued class 0.14 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security Ordinary €0.32	12. Price per share IR0.86p	13. Date of transaction 13 AUGUST 2001	14. Date company informed 13 AUGUST 2001
15. Total holding following this notification 3,538,130		16. Total percentage holding of issued class following this notification 1.165 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 14 AUGUST 2001	R. MURPHY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 705977

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director JOHN ROWAN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) JOHN ROWAN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary. SHARES ISSUED ON EXERCISE OF OPTION

7. Number of shares/amount of stock acquired 200,000	8. Percentage of issued class 0.066 %	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security Ordinary €0.32	12. Price per share IR0.61p	13. Date of transaction 13 AUGUST 2001	14. Date company informed 13 AUGUST 2001

15. Total holding following this notification 424,698	16. Total percentage holding of issued class following this notification 0.14 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 14 AUGUST 2001

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 705977

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC	2. Name of director PETER RICHARD KILLEN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR NAMED AT 2 ABOVE	4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PETER RICHARD KILLEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) IT DOES NOT	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary. SHARES ISSUED ON EXERCISE OF OPTION

7. Number of shares/ amount of stock acquired 475,000	8. Percentage of issued class 0.156 %	9. Number of shares/ amount of stock disposed	10. Percentage of issued class
11. Class of security 200,000 Ordinary €0.32 275,000 Ordinary €0.32	12. Price per share IR0.64p IR0.86p	13. Date of transaction 13 AUGUST 2001	14. Date company informed 13 AUGUST 2001

15. Total holding following this notification 1,177,235	16. Total percentage holding of issued class following this notification 0.39 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506

25. Name and signature of authorised company official responsible for making this notification

Date of notification 14 AUGUST 2001

R. MURPHY
SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

EAGLE STAR

EAGLE STAR LIFE ASSURANCE COMPANY OF IRELAND LIMITED

Mr. Ronan Murphy
Company Secretary
Anglo Irish Bank Plc.
Stephen Court
18-21 St. Stephen's Green,
Dublin 2.

9th August 2001

Dear Mr. Murphy

Further Disclosure of Interest in Ordinary Shares of Anglo Irish Bank Plc.

Further to our previous notification of 15th June 2001, of interests in the ordinary shares of Anglo Irish Bank plc, I now wish to advise that during the week ending 3rd August 2001, the combined shareholdings of entities in the Zurich Financial Services Group Plc. decreased to 20,563,258 ordinary shares in Anglo Irish Bank Plc. and this amounted to 6.771% (previously 7.828%) of the Issued Ordinary Share Capital (based on shares in issue of 303,674,274 Ordinary Shares per the Irish Stock Exchange).

If you have any queries, please contact Ken Spillane (Investment Accountant) @ 01-2092327.

Yours faithfully

Patrick Coyle
Director & Company Secretary

ANGLO IRISH BANK RECEIVED 27 AUG 2001 CORPORATION plc

EAGLE STAR HOUSE FRASCATI ROAD BLACKROCK CO DUBLIN TELEPHONE 01 283 1301 FAX 01 283 1578 WEBSITE www.eaglestarlife.ie
REGISTERED IN IRELAND UNDER NUMBER 58098 REGISTERED OFFICE EAGLE STAR HOUSE FRASCATI ROAD BLACKROCK CO DUBLIN
M J BRENNAN (MANAGING DIRECTOR) D BROWNE P J COYLE B JOHNSTON A J MEYER (CHAIRMAN) (FRENCH) D P O'REILLY A M POWELL I C STUART

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 513945

All relevant boxes should be completed in block capital letters.

1. Name of company ANGLO IRISH BANK CORPORATION PLC		2. Name of director WILLIAM ANTHONY MCATEER	
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest JOANNE MCATEER - DAUGHTER OF DIRECTOR		4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) WILLIAM ANTHONY MCATEER 642,622 MARIE MCATEER 1,345 JOANNE MCATEER 668 ANGLO IRISH BANK (NOMINEES) LIMITED a/c 359 16,010	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) JOANNE MCATEER - DAUGHTER OF DIRECTOR		6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary. DAUGHTER ON REACHING 18 YEARS OF AGE IS NO LONGER A MINOR	
7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares 668	10. Percentage of issued class 0.0002 %
11. Class of security ORDINARY EURO 0.32	12. Price per share N/A	13. Date of transaction N/A	14. Date company informed 30 AUGUST 2001
15. Total holding following this notification 659,977		16. Total percentage holding of issued class following this notification 0.216 %	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact & telephone number for queries RONAN MURPHY (01) 616 2506
25. Name and signature of authorised company official responsible for making this notification Date of notification 31 August 2001 R. MURPHY SECRETARY	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0171 588 6057, 0171 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

Integritas roburque.

SCHEDULE 5

Irish Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
Irish Stock Exchange

AVS No.

Please ensure the entries on this return are typed

1. Name of company:	Anglo Irish Bank Corporation plc	
2. Name of scheme:	Share Option Scheme	
3. Period of return:	From 1 March 01	To 31 August 01
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period	4,822,811	
5. Number of shares issued/allotted under scheme during period:	3,580,500	
6. Balance under scheme not yet issued/allotted at end of period:	1,242,311	
7. Number and class of share(s) (amount of stock/debt securities) Originally listed and the date of admission	4,400,000 5,000,000	listed April 99 listed 10/1/01

Please confirm total number of shares in issue at the end of the period in order for us to update our records

305,806,274

Contact for queries:

Name: Ronan Murphy

Telephone: 01 616 2506

Address:

Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's Green
Dublin 2.

Person making return:

Name: Ronan Murphy

Position: Company Secretary

Signature: R. Murphy

Schedule 2

BLOCK ADMISSION SIX MONTHLY RETURN

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP.
If you require assistance, please call the Company Services Help Desk on 020 7797 1600.

1.	Full Name of issuer	Anglo Irish Bank Corporation plc
2.	Name of scheme	Share Option Scheme
3.	Period of return: From	1 March 2001
	To	31 August 2001
4.	Number and class of securities not issued under scheme	4,822,811
5.	Number of securities issued/allotted under scheme during period	3,580,500
6.	Balance under scheme not yet issued/allotted at end of period	1,242,311
7.	Number and class of securities (amount of stock/debt securities) originally admitted	4,400,000 Listed April 1999 5,000,000 Listed 10/1/01
8.	Date of admission	

Please confirm total number of securities in issue at the end of the period in order for us to update our records

305,806,274

Signed [signature] Date 7/9/01

~~Director or~~ secretary ~~or other duly authorised officer~~ for and on behalf of

Name of issuer: Anglo Irish Bank Corporation plc

Contact at the issuer regarding this return

Name	Ronan Murphy
Email address	RonanMurphy@AngloIrishBank.ie
Telephone number	00 3531 616 2506

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	Anglo Irish Bank Corporation plc
2.	Name of scheme	Share Option Scheme
3.	Period of return:	From 1 March 2001 To 31 August 2001
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	4,822,811
5.	Number of shares issued/allotted under scheme during period:	3,580,500
6.	Balance under scheme not yet issued/allotted at end of period:	1,242,311
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,400,000 Listed April 1999 5,000,000 Listed 10/1/01

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

305,806,274

Contact for queries:

Name: Ronan Murphy

Telephone: 00 3531 616 2506

Address:

Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephen's
Green, Dublin 2.

Person making return

Name: Ronan Murphy

Position: Company Secretary

SCHEDULE 3A

THE IRISH STOCK EXCHANGE

APPLICATION FOR ADMISSION OF SECURITIES TO LISTING
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to listing should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange")

15 October, 2001

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	* 305,888,274
	in		(1,242,311)
	in		
	in		
£ Euro 121,600,000			x£ Euro 97,884,247.68

* Exclusive of Block Listing Application of 5,000,000 Shares.

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		

£

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

Block Listing Application of 5,000,000 new shares.

Type of issue for which application is being made

Ordinary Euro 0.32

Are the securities for which application is now made:

(a) identical * in all respects? YES \ ~~NO~~

If no, how do they differ and when will they become identical?

(b) identical * in all respects with an existing class of security? YES \ ~~NO~~

If no, how do they differ and when will they become identical?

c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future. YES \ ~~NO~~

If yes, state when and on what stock exchange(s) :

Dublin & London

Note:

* Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A

(i) Nil paid: N/A

(ii) Partly paid: N/A

(iii) Fully paid: N/A

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/securities for which listing is sought) ~~have already been issued~~ will be issued on allotment for 5,000,000 shares [insert number of shares] and/or £________ nominal of ________[insert designation of debt securities] and will be ready on ________ for ________ shares [insert number of shares] and/or £________ nominal of ________[insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the Exchange in due course.

Signed ______________________

Director or secretary or
other duly authorised officer
for and on behalf of

Anglo Irish Bank Corporation plc

Name of issuer

To be completed in all cases

Application to be heard on: Friday, 19 October 2001

Dealings expected to commence on: Monday, 22 October 2001

Name(s) of contact(s) at issuer regarding the application: Ronan Murphy

Telephone number: 00 3531 616 2506

Note: * *delete as appropriate*

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

15 OCTOBER 2001

Anglo Irish Bank Corporation plc has made an application to the Stock Exchange for the block listing of 5,000,000 new ordinary shares to be admitted to the Official List. The shares will rank pari passu in all respects with the existing ordinary shares and will allotted on the exercise of share options.

Copies of this brochure are available from the Company Announcements Office for 2 business days following the date of publication and at the Company's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2 for 14 days from the same date.

AVS NO. 794169

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 15 Oct 2001

Details of securities to be listed

Anglo Irish Bank Corporation plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro 0.32	* 305,888,274
	in		(1,242,311)
	in		
* Exclusive of Block Listing Application of 5,000,000 shares.			
£x Euro 121,600,000			x£ Euro 97,884,247.68

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing
Primary Dual Primary, Dublin & London
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
Block Listing Application for 5,000,000 new shares

Type of issue for which application is being made
Ordinary Euro 0.32

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services Act 1986. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed R Murphy

~~Director or~~ secretary ~~or other duly authorised officer~~ for and on behalf of

Anglo Irish Bank Corporation plc

Name of issuer

To be completed in all cases

Application to be heard on:	Friday, 19 October, 2001
Admission expected to be effective on:	Monday, 22 October, 2001

Name(s) of contact(s) at issuer regarding the application	Ronan Murphy
Telephone number:	00 3531 616 2506

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

15 OCTOBER 2001

Anglo Irish Bank Corporation plc has made an application to the Stock Exchange for the block listing of 5,000,000 new ordinary shares to be admitted to the Official List. The shares will rank pari passu in all respects with the existing ordinary shares and will allotted on the exercise of share options.

Copies of this brochure are available from the Company Announcements Office for 2 business days following the date of publication and at the Company's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2 for 14 days from the same date.

AVS NO. 794169

Schedule 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **two business days** *prior to the date on which the Issuer is requesting consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on 020 7797 1600.

To: London Stock Exchange

1. Full name of Issuer: Anglo Irish Bank Corporation plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. Amount and full description of each class of security for which application is now being made: *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an Issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

5,000,000 ordinary shares of Euro 0.32 each issued under Block Listing Application.

3. Type of issue for which application is being made: *Example: Bonus, Rights, Placing, Open Offer, Block listing Eurobond, MTN Programme*

Block Listing

4. Are the securities for which application is now made identical* in all respects

(a) with each other? Yes/~~No~~

(b) with an existing class of security? Yes/~~No~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued ~~on~~ from:

Date 22/10/2001

Please indicate whether the certificates are in registered or bearer form: Registered/~~Bearer~~

Note in relation to Question 4:

'Identical' means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed		Date	15 October, 2001

~~Director or~~ secretary ~~or other duly authorised officer~~, for and on behalf of

Name of issuer	Anglo Irish Bank Corporation plc
Application to be considered on (date)	Friday, 19 October 2001
Dealings expected to commence on (date)	Monday, 22 October 2001
Contact at the issuer regarding this application	
Name	Ronan Murphy
Email address	RonanMurphy@AngloIrishBank.ie
Telephone number	00 3531 616 2506
Contact at nominated representative (if applicable)	
Name	
Email address	
Telephone number	

Please ensure all sections of this form have been completed before submitting

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

15 OCTOBER 2001

Anglo Irish Bank Corporation plc has made an application to the Stock Exchange for the block listing of 5,000,000 new ordinary shares to be admitted to the Official List. The shares will rank pari passu in all respects with the existing ordinary shares and will allotted on the exercise of share options.

Copies of this brochure are available from the Company Announcements Office for 2 business days following the date of publication and at the Company's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2 for 14 days from the same date.

AVS NO. 794169

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office

Companies Capital Duty

ICSA SOFTWARE
BLUEPRINT
Company Secretary

Return of allotments

Companies Acts, 1963 to 1999

B5

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

The return must be delivered within one month after the allotment

Company Number

22045

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

Stephen Court
18/21 St Stephen's Green
Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) made on **13th August 2001**
notes one and two

or made from to

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
See Attached List		

Presenter's Name

Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Address

Telephone number 01 616 2506

Reference rm/cj

13 AUGUST 2001

ORDINARY EURO 0.32 SHARES

NAME:	NO OF SHARES
Mr William Barrett 4 Homelee, Serpentine Avenue, Ballsbridge, Dublin 4.	475,000
Mr Padraic Bree Alverton, Freeport, Barna, Galway.	60,000
Mr Peter Butler 17 Burnaby Woods, Greystones, Co Wicklow.	80,000
Mr Simon Byrne 247 Wedgwood, Sandyford, Dublin 16.	7,000
Mr Sean FitzPatrick Camaderry, Whitshed Road, Greystones, Co Wicklow.	425,000
Mr Peter Killen 3 Killeen Terrace, Malahide, Co Dublin.	475,000
Mr William McAteer 4 Auburn Villas, Rathgar, Dublin 6.	200,000
Mr John McDonnell Bellevue, Monaleen Road, Castletroy, Co Limerick.	50,000
Mr David Murray 90 Lower Ham Road, Kingston upon Thames, Surrey KT2 5BB, UK.	160,000
John Rowan 37 The Avenue, Kew Gardens, Richmond, Surrey TW9 5AL, UK.	200,000

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ✓	Non-Cash	Both Cash and Non-Cash
Complete Section C	Complete Section D	Complete Section C and D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
367,000	Ordinary	Euro 0.32	IR£ 0.61	IR£ 223,870.00
600,000	Ordinary	Euro 0.32	IR£ 0.64	IR£ 384,000.00
1,165,000	Ordinary	Euro 0.32	IR£ 0.86	R£ 1,001,900.00

Denomination IR£

Conversion Rate, if any

Total value of consideration IR£ 1,609,770.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Shares allotted under the Share Option Scheme approved by shareholders in General Meeting.

Note Three The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note three* 0

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director ☐ Company Secretary ✓

Signature [signature]

Dated 27th August 2001

Name *Block letters please*

RONAN MURPHY

Company Number

22045

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number
22045

Date of allotment(s) made on 13th August 2001
notes one and two
or made from to

E

Values of assets contributed or to be contributed

1. Total from section C	1,609,770.00
+	
2. Total form section D	0
3. Total 1. + 2. above	1,609,770.00
4. Expenses *note four*	0
5. Total 3 + 4	1,609,770.00

F

Nominal values of shares

1. Amount / Denomination	0
2. Conversion Rate	0
3. Amount in IR£	0

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Greater amount of boxes E5 or F3

1,609,770.00

Stamp Duty at £1 per £100 or part thereof	16,098.00
+	
Interest for 0 months *note five*	0
Total Due (CCD)	16,098.00
+ £10 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	16,108.00

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

ICSA SOFTWARE
BLUEPRINT *Company Secretary*

Return of allotments

Companies Acts, 1963 to 1999

B5

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

The return must be delivered within one month after the allotment

Company Number
22045

Company Name *in full*
ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office
Stephen Court
18/21 St Stephen's Green
Dublin 2

Date of allotment(s) *notes one and two* made on **11th September 2001**

or made from to

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Seamus Cope 30 Elmfield, Clare Hall, Malahide Road, Dublin 17	Ordinary	17,000
Gordon Parker 14 Cullerne Close, Ewell Village, Surrey KT17 1XY, UK.	Ordinary	45,000
John Cotter Ardbrack, Riverside, Carraigaline, Co Cork	Ordinary	20,000

Presenter's Name
Ronan Murphy
Anglo Irish Bank Corporation plc
Stephen Court
18/21 St Stephen's Green
Dublin 2

Address

Telephone number 01 616 2506

Reference rm/cj

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ✓	Non-Cash	Both Cash and Non-Cash
Complete Section C	Complete Section D	Complete Section C and D

Shares allotted in consideration of capitalisation of profits or reserves only
(Section 68(1) Finance Act, 1973)

Exemption claimed under Section 72 Finance Act, 1973, as amended

Relief claimed in respect of the redemption of shares

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
62,000	Ordinary	0.320	0.61	37,820.00
20,000	Ordinary	0.320	IR£ 0.57	IR£ 11,400.00

Denomination

Conversion Rate, if any

Total value of consideration: IR£ 49,220.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
0		0	0

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration: 0

note three

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director

Company Secretary ✓

Signature [signature]

Dated 8th October 2001

Name *Block letters please*

RONAN MURPHY

Company Number
22045

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number: 22045

Date of allotment(s) made on 11th September 2001

notes one and two

or made from to

E		F	
Values of assets contributed or to be contributed		Nominal values of shares	
1. Total from section C	49,220.00	0	1. Amount / Denomination
+			
2. Total form section D	0	0	2. Conversion Rate
3. Total 1. + 2. above	49,220.00	0	3. Amount in IR£
4. Expenses *note four*	0		
5. Total 3 + 4	49,220.00		

Greater amount of boxes E5 or F3

49,220.00

Stamp Duty at £1 per £100 or part thereof	493.00
+	
Interest for 1 months *note five*	5.00
Total Due (CCD)	498.00
+ £10 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	508.00

Note Four

Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details , including copies of invoices and receipts, must be submitted with this form

Note Five

Interest at the rate of 1.25% per month or part of a month is charged on duty not paid within 30 days of the date of the allotment. (round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration